Exhibit 21 - Subsidiaries of the Registrant.

The following corporations and limited liability companies are direct or indirect subsidiaries of the registrant. None does business other than under its own name. Certain subsidiaries are omitted that would not constitute, if aggregated together, a significant subsidiary of the registrant; however, no implication should be drawn that each subsidiary named below is a significant subsidiary.

Name	State or other jurisdiction of incorporation or organization

CPS Leasing, Inc.	DE
CPS Marketing, Inc.	CA
CPS Receivables LLC	DE
CPS Receivables Two LLC	DE
CPS Receivables Three LLC	DE
CPS Receivables Four LLC	DE
CPS Receivables Five LLC	DE
CPS Fender Receivables LLC	DE
CPS Residual Corp.	DE
Page Four Funding LLC	DE
Page Five Funding LLC	DE
Page Six Funding LLC	DE
Page Seven Funding LLC	DE
Folio Funding II LLC	DE
TFC Enterprises LLC	DE
Mercury Finance Company LLC	DE